Exhibit 5.2
February 3, 2006
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172
Ladies and Gentlemen:
We are acting as counsel to Lennar Corporation (the “Company”) in connection with the Company’s offer to exchange $300,000,000 principal amount of its 5.125% Senior Notes due 2010, Series B (the “Notes”) and the guarantees of the Notes (the “Guarantees”) by certain subsidiaries of the Company, including additional subsidiaries (the “Additional Guarantor Subsidiaries”) added as registrants with regard to Registration Statement No. 333-130923 by Amendment No. 1 to that Registration Statement for a like principal amount of the Company’s 5.125% Senior Notes due 2010, Series A (the “Series A Notes”). In that capacity, we are familiar with the proceedings, corporate and other, relating to the authorization of the guarantees by the Additional Guarantor Subsidiaries of the Notes.
Based upon the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that when Notes are issued in exchange for a like principal amount of Series A Notes in the manner contemplated in the Registration Statement, the Guarantees of those Notes by the Additional Guarantor Subsidiaries will have been legally issued and will be binding obligations of the Additional Guarantor Subsidiaries.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is a part of the Registration Statement.
Very truly yours,
Clifford Chance US LLP